
13030008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Musket Research Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Beacon Street, Suite 17A
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Murphy (617) 227 - 0850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Musket Research Associates, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gail M Parker
Notary Public, State of New York
NO 01PA6126374
Qualified in New York County
Commission Expires May 02, 2013

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents


McGladrey

Independent Auditor's Report

To the Shareholder
Musket Research Associates, Inc.
Boston, Massachusetts

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Musket Research Associates, Inc. (the Company) as of December 31, 2012 that you filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Musket Research Associates, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 26, 2013

Musket Research Associates, Inc.

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 24,028
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities - accrued expenses	$ 12,000
Shareholder's Equity:	
Common stock - $10 par value; authorized 200 shares, issued and and outstanding 100 shares	1,000
Additional paid-in capital	1,747,000
Accumulated deficit	(1,735,972)
Total shareholder's equity	12,028
Total liabilities and shareholder's equity	$ 24,028

See Notes to Statement of Financial Condition.

Musket Research Associates, Inc.

Notes to Statement of Financial Condition

Note 1. Organization and Significant Accounting Policies

Musket Research Associates, Inc. (the "Company") is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates under the exemption provisions of paragraph K(2)(ii) of SEC Rule 15c3-1. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

This statement of financial condition has been prepared in conformity with GAAP, which requires the use of estimates by management. Actual results could differ from these estimates.

Note 2. Income Taxes

No provision for federal or state income taxes has been made as the Company is an S Corporation and, as such, is not liable for federal or state income tax payments.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2009.

Note 3. Related Party Transactions

The general and administrative services of the Company are provided by an entity whose sole shareholder is also the sole shareholder of the Company. The Company reimbursed this entity $84,975 during the year ended December 31, 2012.

During 2012, the sole shareholder provided $90,000 in capital contributions, as needed, to sustain the Company's operations. The sole shareholder will provide additional contributions to sustain the Company through at least January 1, 2014.

Note 4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater and requires the ratio to aggregate indebtedness to net capital not to exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn if the ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $12,028, which was above its minimum net capital requirement by $7,028. At December 31, 2012, the Company's net capital ratio was .9977 to 1.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

In January 2013, the sole shareholder contributed $20,000 of capital to the Company.